UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q11

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 424 BILLION FOR THE THIRD QUARTER OF 2011 (COP 539 PER SHARE - USD 1.12 PER ADR), WHICH REPRESENTS AN INCREASE OF 13% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans grew 8% during the quarter and 27.6% compared to 3Q10. This growth is in line with the current environment of solid credit demand in Colombia.
•
Net interest income increased 2% during the quarter and 15.4% compared to 3Q10. These increases are the result of loan growth coupled with a funding strategy that allowed the Bank to maintain a moderate cost of deposits during the quarter as a measure to defend the net interest margin, which ended the period at 6%

•
Loan portfolio quality continues showing a good trend. Loan deterioration during 3Q11 was COP 184 billion, and past due loans as a percentage of total loans were 2.5%. Net provision charges for past due loans and foreclosed assets totaled COP 87 billion for the quarter, and represented 0.7% of gross loans.

•
The balance sheet remains strong. Loan loss reserves represented 4.6% of total loans and 184% of past due loans at the end of 3Q11. The capital adequacy ratio ended the quarter at 13% (Tier 1 of 9.3%).

•	Profitability. ROE for 3Q11 was 20.6%, and annualized ROE for the first 9 months of the year was 19.2%, which represents an increase from the 18.9% reported for the same period in 2010.

November 3, 2011. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2011.

For the quarter ended September 30, 2011 (“3Q11”), Bancolombia reported consolidated net income of COP 424 billion, or COP 539 per share – USD 1.12 per ADR, which represents an increase of 10% as compared to the results for the quarter ended June 30, 2011 (“2Q11”) and of 13% as compared to the results for the quarter ended on September 30, 2010 (“3Q10”). Cumulative net income for the first nine months of 2011 was COP 1,160 billion, 15% higher than that for the same period of the previous year.

Bancolombia ended 3Q11 with COP 80,622 billion in assets, 7% higher than those at the end of 2Q11 and 25% greater than at the end 3Q10. At the same time, liabilities totaled COP 72,156 billion and increased 7% as compared to the figure presented in 2Q11 and 26% as compared to 3Q101.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended September 30, 2011. The statements of income for the quarter ended September 30, 2011 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate  October 1, 2011  $1929.01=US$ 1   Average Representative Market Rate for 3Q11: $1794.52 = US$ 1

3Q11

BANCOLOMBIA: Summary of consolidated financial quarterly results2
CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	3Q 10	2Q 11	3Q 11	3Q 11/2Q 11	3Q 11/3Q 10
ASSETS
Loans and financial leases, net	42,891,624	50,709,728	54,745,266	7.96%	27.64%
Investment securities, net	9,152,209	10,231,243	11,012,486	7.64%	20.33%
Other assets	12,625,936	14,215,941	14,864,457	4.56%	17.73%
Total assets	64,669,769	75,156,912	80,622,209	7.27%	24.67%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	42,288,485	46,237,745	48,472,078	4.83%	14.62%
Non-interest bearing	5,873,306	6,972,139	7,290,767	4.57%	24.13%
Interest bearing	36,415,179	39,265,606	41,181,311	4.88%	13.09%
Other liabilities	14,832,175	20,911,566	23,684,139	13.26%	59.68%
Total liabilities	57,120,660	67,149,311	72,156,217	7.46%	26.32%
Shareholders' equity	7,549,109	8,007,601	8,465,992	5.72%	12.15%
Total liabilities and shareholders' equity	64,669,769	75,156,912	80,622,209	7.27%	24.67%

Interest income	1,258,938	1,448,120	1,548,720	6.95%	23.02%
Interest expense	387,124	464,471	542,969	16.90%	40.26%
Net interest income	871,814	983,649	1,005,751	2.25%	15.36%
Net provisions	(137,778)	(103,940)	(86,665)	-16.62%	-37.10%
Fees and income from service, net	390,858	407,298	409,191	0.46%	4.69%
Other operating income	110,514	121,321	116,892	-3.65%	5.77%
Total operating expense	(755,374)	(888,740)	(919,426)	3.45%	21.72%
Goodwill amortization	(12,823)	(11,747)	(11,709)	-0.32%	-8.69%
Non-operating income, net	32,586	9,394	(3,266)	-134.77%	-110.02%
Income tax expense	(124,664)	(131,708)	(86,326)	-34.46%	-30.75%
Net income	375,133	385,527	424,442	10.09%	13.14%

PRINCIPAL RATIOS	Quarter			As of
	3Q 10	2Q 11	3Q 11	Sep-10	Sep-11
PROFITABILITY
Net interest margin (1)	6.28%	6.16%	5.98%	6.23%	6.01%
Return on average total assets (2)	2.36%	2.11%	2.20%	2.15%	2.11%
Return on average shareholders´ equity (3)	20.56%	19.64%	20.58%	18.87%	19.20%
EFFICIENCY
Operating expenses to net operating income	55.94%	59.55%	60.79%	55.91%	60.61%
Operating expenses to average total assets	4.83%	4.94%	4.83%	4.86%	4.89%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.67%	10.65%	10.50%	11.67%	10.50%
Technical capital to risk weighted assets	15.17%	13.69%	12.97%	15.17%	12.97%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.06	1.10	1.12
Net income per share $COP	476.16	489.35	538.75
P/BV ADS (4)	3.08	2.91	2.50
P/BV Local (5) (6)	3.07	2.86	2.63
P/E (7)	15.46	14.94	12.90
ADR price (8)	65.63	66.73	55.70
Common share price (8)	29,380	29,060	28,300
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	1,801.01	1,772.32	1,929.01

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

3Q11

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2011, Bancolombia’s assets totaled COP 80,622 billion, which represents an increase of 7% compared to 2Q11 and of 25% compared to 3Q10.

Prepaid expenses and deferred charges increased 179% in 3Q11 versus 3Q10.  This increase is explained by the recording of deferred expenses for COP 469 billion in 1Q11, related to the wealth tax that Bancolombia and its subsidiaries will pay from 2011 to 2014.  The value recorded in this line will be amortized during the next four years and will be shown mainly as a reduction in the reappraisal and others account, although a portion will be reflected on the administrative expenses and others account. As of September 2011, the prepaid expenses and deferred charges account had COP 347 billion related to this wealth tax.

The property, plant and equipment account increased 10% during 3Q11 and 49% with respect to 3Q10.  These variations are mainly explained by the increase in the import of equipment for leasing operations, and also by investments and capitalized expenses related to technology.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1.929.01 COP)		3Q11/2Q11	3Q11/3Q10		3Q11/2Q11	3Q11/3Q10		3Q11/2Q11	3Q11/3Q10		3Q11/2Q11	3Q11/3Q10
Net investment securities	8,406,744	13.99%	19.94%	2,605,742	-8.76%	21.58%	1,350,818	-16.17%	13.51%	11,012,486	7.64%	20.33%
Gross Loans	41,917,761	5.82%	20.02%	15,481,228	13.54%	48.25%	8,025,478	4.31%	38.41%	57,398,989	7.79%	26.52%
Commercial loans	23,820,337	4.79%	13.26%	11,924,029	14.27%	62.85%	6,181,424	4.99%	52.05%	35,744,366	7.77%	26.07%
Consumer loans	8,026,323	6.85%	40.10%	2,016,367	9.33%	8.39%	1,045,286	0.45%	1.20%	10,042,690	7.34%	32.33%
Small business loans	272,022	4.88%	12.78%	41,517	439.04%	323.21%	21,522	395.26%	295.12%	313,539	17.40%	24.91%
Mortgage loans	3,730,567	9.91%	28.75%	811,576	8.31%	4.76%	420,722	-0.49%	-2.19%	4,542,143	9.62%	23.69%
Finance lease	6,068,512	6.17%	20.74%	687,739	14.72%	44.49%	356,524	5.40%	34.90%	6,756,251	6.98%	22.80%
Allowance for loan losses	(2,280,912)	4.38%	7.05%	(372,811)	5.33%	7.99%	(193,265)	-3.22%	0.83%	(2,653,723)	4.51%	7.18%
Net total loans and fin. leases	39,636,849	5.90%	20.87%	15,108,417	13.75%	49.62%	7,832,213	4.51%	39.70%	54,745,266	7.96%	27.64%
Operating leases, net	1,093,327	6.72%	20.23%	100,592	6.03%	63.65%	52,147	-2.58%	52.79%	1,193,919	6.66%	22.98%

The most relevant aspects regarding the evolution of the loan portfolio during 3Q11 were:

•     The dynamic growth of consumer loans in Colombia during 3Q11 and compared to 3Q10. Conversely, consumer loans in USD, which correspond to the operation in El Salvador, remained stable during 3Q11 and increased 1.2% during the past 12 months.

3Q11

•     Demand for loans denominated in USD by Colombian companies. The increase in international trade flows played an important role in the growth of loans denominated in USD as companies demanded credit to finance their exporting activities and the working capital needs associated with them. The Colombian government, in an effort to control external debt in dollars that could result in further appreciation of the COP, imposed a withholding tax on the interest paid by Colombian companies on loans granted to them by banks domiciled outside Colombia. This tax motivated companies with loans in USD granted by foreign banks to start taking loans in USD with domestic banks, which was one of the reasons for the growth in Bancolombia’s USD denominated loan book.

•     Net loans in USD correspond to loans originated in Colombia (USD 3,244 million, 41%), El Salvador (USD 2,359 million, 30%) and other countries (USD 2,229 million, 29%).

•     The COP depreciated 9% against the USD during 3Q11. This affected the conversion to COP of loans denominated in USD, and explains approximately 2% of the increase in the balance sheet figures expressed in COP during 3Q11.

•     Mortgage loans denominated in COP also showed a positive performance. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador remained stable in 3Q11 and decreased slightly in the past 12 months.

•     Financial leases, 90% of which are denominated in COP, increased 7% during the quarter and 23% as compared to 3Q10. Operating leases, net of depreciation, increased 7% during the quarter and 23% during the year.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that corporate loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 8% with respect to 2Q11. This increase is explained by higher demand for working capital and financing by corporations. On the other hand, retail and SME loans increased 7% in the same period due to higher demand for working capital and financing by SMEs, personal loans and car loans..

Reserves for loan losses increased 5% during 3Q11 and totaled COP 2,654 billion, or 4.6% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

3Q11

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO	As of			Growth		% of Total	% of
(COP million)	Sep-10	Jun-11	Sep-11	3Q11/2Q11	3Q11/3Q10	loans	Category
CORPORATE
Working capital loans	20,331,403	22,973,517	24,316,016	5.84%	19.60%	42.36%	84.23%
Funded by domestic development banks	324,811	256,657	269,850	5.14%	-16.92%	0.47%	0.93%
Trade Financing	2,110,665	3,382,659	4,138,336	22.34%	96.07%	7.21%	14.33%
Overdrafts	90,155	93,779	100,583	7.26%	11.57%	0.18%	0.35%
Credit Cards	42,618	42,084	44,398	5.50%	4.18%	0.08%	0.15%
TOTAL CORPORATE	22,899,652	26,748,696	28,869,183	7.93%	26.07%	50.30%	100.00%
RETAIL AND SMEs
Working capital loans	4,360,456	5,471,297	5,930,290	8.39%	36.00%	10.33%	34.42%
Personal loans	4,229,536	5,024,114	5,369,049	6.87%	26.94%	9.35%	31.16%
Loans funded by domestic development banks	727,207	626,738	667,109	6.44%	-8.26%	1.16%	3.87%
Credit Cards	2,456,024	2,962,531	3,158,648	6.62%	28.61%	5.50%	18.33%
Overdrafts	238,226	256,508	253,217	-1.28%	6.29%	0.44%	1.47%
Automobile loans	1,238,911	1,653,102	1,788,166	8.17%	44.33%	3.12%	10.38%
Trade Financing	43,295	46,981	64,796	37.92%	49.66%	0.11%	0.38%
TOTAL RETAIL AND SMEs	13,293,655	16,041,271	17,231,275	7.42%	29.62%	30.02%	100.00%
MORTGAGE	3,672,243	4,143,652	4,542,280	9.62%	23.69%	7.91%	100.00%
FINANCIAL LEASES	5,502,055	6,315,210	6,756,251	6.98%	22.80%	11.77%	100.00%
Total loans and financial leases	45,367,605	53,248,829	57,398,989	7.79%	26.52%	100.00%	100.00%
Allowance for loan losses	(2,475,981)	(2,539,101)	(2,653,723)	4.51%	7.18%
Total loans and financial leases, net	42,891,624	50,709,728	54,745,266	7.96%	27.64%

1.3.	Investment Portfolio

As of September 30, 2011, Bancolombia’s net investment portfolio totaled COP 11,012 billion, increasing 8% compared to 2Q11 and 20% compared to 3Q10. The investment portfolio is mainly composed of debt investment securities, which represented 92% of Bancolombia’s total investments and 13% of assets at the end of 3Q11. Investments denominated in USD totaled USD 1,351 million and represented 24% of the investment portfolio.  Additionally, the Bank has COP 1,962 billion in mortgage backed securities, which represent 18% of the investment portfolio. The duration of the debt securities portfolio was 19.7 months with a yield to maturity of 4.79% at the end of 3Q11.

1.4.	Goodwill

As of 3Q11, Bancolombia’s goodwill totaled COP 719 billion and increased 7% compared to the amount reported in 2Q11. This variation is explained by the depreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of September 30, 2011, Bancolombia’s goodwill included USD 348 million related mostly to the acquisition of Banagrícola in 2007 and COP 4 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of September 30, 2011, Bancolombia’s liabilities totaled COP 72,156 billion and increased 7% compared to 2Q11 and 26% compared to 3Q10. The ratio of net loans to deposits (including borrowings from domestic development banks) was 106% at the end of 3Q11, increasing compared to the figures reported in 2Q11 (104%) and 3Q10 (96%). The growth of the loan portfolio and Bancolombia’s ability to obtain funds through long-term bond issuances resulted in the higher ratio of net loans to deposits for the quarter.

Deposits totaled COP 48,472 billion (or 67% of liabilities) at the end of 3Q11 and increased 5% during the quarter and 15% over the last 12 months. CDs represented 40% of deposits in 3Q10, and 37% of deposits in 3Q11. This decrease is in line with the funding strategy executed by the Bank during the past year, which has consisted of taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this recomposition of the funding mix, demand deposits went from representing 60% of the Bank’s total deposits in 3Q10, to representing 63% as of the end of 3Q11.

3Q11

DEPOSIT MIX	3Q10		2Q11		3Q11
COP Million		%		%		%
Checking accounts	8,159,806	19.30%	9,242,949	19.99%	9,819,942	20.26%
Saving accounts	16,821,175	39.78%	19,484,245	42.14%	20,290,667	41.86%
Time deposits	16,880,463	39.92%	17,012,101	36.79%	17,787,650	36.70%
Other	427,041	1.01%	498,450	1.08%	573,819	1.18%
Total deposits	42,288,485		46,237,745		48,472,078

At the end of 3Q11, Bancolombia had outstanding bonds for USD 2,540 million in international markets and COP 4,766 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q11 was COP 8,466 billion, increasing 12% or COP 917 billion with respect to the COP 7,549 billion reported at the end of 3Q10.

Bancolombia’s capital adequacy ratio was 12.97%, 72 basis points below the 13.69% for 2Q11 and 220 bps below the 15.17% for 3Q10. The decrease in the capital adequacy ratio is explained by the dynamic growth of the Bank’s loan portfolio and assets.

Bancolombia’s capital adequacy ratio was 397 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 9.31% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.83% at the end of 3Q11.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q 10%		2Q 11%		3Q 11%
Basic capital (Tier I)	6,117,948	10.60%	6,717,062	9.95%	6,817,714	9.31%
Additional capital (Tier II)	2,637,611	4.57%	2,526,745	3.74%	2,684,736	3.67%
Technical capital (1)	8,755,559		9,243,807		9,502,451
Risk weighted assets included market risk	57,727,371		67,511,195		73,237,366
CAPITAL ADEQUACY (2)	15.17%		13.69%		12.97%

(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

3Q11

2.	INCOME STATEMENT

Net income totaled COP 424 billion in 3Q11, or COP 539 per share – USD 1.12 per ADR, which represents an increase of 10% compared to 2Q11 and of 13% compared to 3Q10. Bancolombia’s ROE was 20.6% for 3Q11, higher than the annualized ROE of 19.6% for 2Q11 and the same as that reported in 3Q10.

2.1.	Net Interest Income

Net interest income totaled COP 1,006 billion in 3Q11, 2% higher than that reported in 2Q11, and 15% higher than the figure for 3Q10. Interest income increased 7% during the quarter, and interest expense  increased 17%. The increase of interest paid on liabilities was lead by the interest on bonds outstanding, which increased 28% in 3Q11 due to growth in the amount of bonds outstanding resulting from the issuance that took place in June 2011, and the payment of coupons in dollars at a higher exchange rate.

During 3Q11, income generated by the investment portfolio totaled COP 181 billion, a figure 6% lower than the COP 192 billion for 2Q11 and 18% higher than the COP 153 billion for 3Q10.

Net Interest Margin

Annualized net interest margin ended 3Q11 at 6.0%. Annualized net interest margin for investments was 4.3%, while the annualized net interest margin for loans, financial leases and overnight funds was 6.3%.

Annualized Interest
Margin	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
Loans´Interest margin	7.1%	7.1%	6.7%	6.6%	6.4%	6.3%	6.3%
Debt investments´margin	1.4%	3.1%	3.6%	2.3%	3.0%	5.1%	4.3%
Net interest margin	6.2%	6.4%	6.2%	6.0%	5.9%	6.2%	6.0%

The funding cost increased during 3Q11 as deposits began to reflect the increase in interest rates by the Colombian Central Bank. The annualized weighted average cost of deposits reached 2.7% in 3Q11, higher than the 2.5% for 2Q11 and the 2.3% for 3Q10.

Deposits' weighted
average cost	3Q10	2Q11	3Q11
Checking accounts	0.42%	0.37%	0.44%
Time deposits	4.01%	3.94%	4.18%
Saving accounts	1.70%	2.26%	2.63%
Total deposits	2.32%	2.46%	2.73%

2.2.	Fees and Income from Services

During 3Q11, net fees and income from services totaled COP 409 billion, stable compared to those reported in 2Q11 and 5% higher than those reported in 3Q10. In particular, fees from credit and debit cards increased 1% with respect to 2Q11, and 5% with respect to 3Q10, and fees from banking services increased 2% respect to 2Q11 and 34% with respect to 3Q10. Fees form pension fund management were not recorded in 3Q11 because of the sale process of the pension fund manager AFP Crecer in El Salvador.

3Q11

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%
(COP millions)	Sep-10	Sep-11	Growth	Market Share
Bancolombia VISA	1,382,599	1,637,652	18.45%	7.93%
Bancolombia Mastercard	1,684,311	1,958,465	16.28%	9.49%
Bancolombia American Express	1,732,061	2,140,391	23.57%	10.37%
Total Bancolombia	4,798,972	5,736,508	19.54%	27.79%
Colombian Credit Card Market	17,548,325	20,638,874	17.61%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%
(Outstanding credit cards)	Sep-10	Sep-11	Growth	Market Share
Bancolombia VISA	322,907	366,823	13.60%	5.93%
Bancolombia Mastercard	348,392	384,465	10.35%	6.21%
Bancolombia American Express	415,208	544,087	31.04%	8.79%
Total Bancolombia	1,086,507	1,295,375	19.22%	20.94%
Colombian Credit Card Market	5,385,165	6,187,457	14.90%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 117 billion in 3Q11, 4% lower than in 2Q11, and 6% higher than in 3Q10.  Income from foreign exchange gains and derivatives denominated in foreign currencies increased  87% due to the appreciation of the COP against the USD.

Notably, revenues aggregated in the communication, postage, rent and others totaled COP 56 billion in 3Q11, 7% higher as compared to 2Q11 and 28% higher as compared to 3Q10. This line includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contract has increased. Finally, income from subsidiaries from the real sector increased 10% during the quarter and 22% over the past year.

During 3Q11, a loss was recorded for the sale of equity investments that Bancolombia had received as collateral for a loan that defaulted.  These equity investments increased the recovery of foreclosed assets and the net effect for Bancolombia was net gain for COP 3 billion.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 184 billion in 3Q11. The new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.

Past due loans (those overdue more than 30 days) totaled COP 1,439 billion at the end of 3Q11, which represents 2.5% of total gross loans. The PDL ratio decreased from 2.6% in 2Q11 and 3.4% at the end of 3Q10. Loan charge-offs totaled COP 104 billion in 3Q11.

Provision charges (net of recoveries), totaled COP 87 billion in 3Q11. It is remarkable that while gross loan provisions decreased 8% in the last 12 months, recovery of charged-off loans increased 14%.

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,654 billion, or 4.6% of total loans at the end of 3Q11, decreasing with respect to the 4.8% presented at the end of 2Q11 and the 5.5% at the end of 3Q10. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 184% at the end of 3Q11. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 118% at the end of the second quarter of 3Q11.

3Q11

The following tables present key metrics for asset quality:

ASSET QUALITY	As of			Growth
( COP millions)	Sep-10	Jun-11	Sep-11	3Q11/2Q11	3Q11/3Q10
Total performing past due loans (1)	545,724	512,210	518,331	1.20%	-5.02%
Total non-performing past due loans	974,779	847,988	921,055	8.62%	-5.51%
Total past due loans	1,520,503	1,360,198	1,439,386	5.82%	-5.33%
Allowance for loans interest losses	2,475,981	2,539,101	2,653,723	4.51%	7.18%
Past due loans to total loans	3.35%	2.55%	2.51%
Non-performing loans as a percentage of total loans	2.15%	1.59%	1.60%
“C”, “D” and “E” loans as a percentage of total loans	4.62%	4.12%	3.92%
Allowances to past due loans (2)	162.84%	186.67%	184.36%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	118.08%	115.67%	117.91%
Allowance for loan losses as a percentage of non-performing loans (2)	254.00%	299.43%	288.12%
Allowance for loan losses as a percentage of total loans	5.46%	4.77%	4.62%
Percentage of performing loans to total loans	97.85%	98.41%	98.40%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)       Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	3Q10	2Q11	3Q11
Commercial loans	62.27%	2.4%	1.71%	1.8%
Consumer loans	17.50%	4.3%	3.27%	3.5%
Microcredit	0.55%	8.6%	9.16%	9.2%
Mortgage loans	7.91%	8.8%	7.16%	6.7%
Finance lease	11.77%	3.2%	2.61%	1.9%
PDL TOTAL	100.00%	3.35%	2.55%	2.51%

PDL Per Category (90 days)
	% Of loan Portfolio	3Q10	2Q11	3Q11
Commercial loans	62.27%	1.7%	1.25%	1.3%
Consumer loans	17.50%	2.0%	1.49%	1.6%
Microcredit	0.55%	4.8%	5.39%	5.8%
Mortgage loans	7.91%	4.0%	3.39%	3.2%
Finance lease	11.77%	2.0%	1.26%	1.2%
TOTAL LOAN PORTFOLIO	100.00%	2.0%	1.48%	1.48%

LOANS AND FINANCIAL LEASES CLASSIFICATION ( COP millions)	Sep-10		Jun-11		Sep-11
¨A¨ Normal	41,698,504	91.9%	49,789,864	93.5%	53,822,788	93.8%
¨B¨ Subnormal	1,572,259	3.5%	1,263,852	2.4%	1,325,637	2.3%
¨C¨ Deficient	606,209	1.3%	772,764	1.4%	797,671	1.4%
¨D¨ Doubtful recovery	1,035,384	2.3%	892,671	1.7%	865,523	1.5%
¨E¨ Unrecoverable	455,249	1.0%	529,678	1.0%	587,370	1.0%
Total	45,367,605	100%	53,248,829	100%	57,398,989	100%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.6%		4.1%		3.9%

3Q11

2.5.	Operating Expenses

During 3Q11, operating expenses totaled COP 919 billion, increasing 3% compared to 2Q11 and 22% compared to 3Q10.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 356 billion in 3Q11, increasing 1% as compared to 2Q11 and  13% as compared to 3Q10.

During 3Q11, administrative and other expenses totaled COP 484 billion and increased 8% as compared to 2Q11 and 32% compared to 3Q10. This variation is explained by higher expenses for rentals and leasing of technology that the Bank has incurred for several years. Rent expenses were COP 30 billion during 3Q11. At the same time, advisory fees increased during the quarter, and provisions were made for the improvement of physical facilities.

Depreciation expenses totaled COP 56 billion in 3Q11, increasing 6% as compared to 2Q11 and 13% compared to 3Q10.

At the end of 3Q11 Bancolombia had 22,821 employees and 951 branches.

3Q11

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Alejandro Mejía (IR Manager) /Catalina Botero (Analyst)
Website: http://www.grupobancolombia.com/investorrelations/

3Q11
BALANCE SHEET
(COP million)	Sep-10	Jun-11	Sep-11	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	4,636,088	5,068,394	5,278,593	4.15%	13.86%	6.55%
Overnight funds sold	781,401	690,974	806,053	16.65%	3.15%	1.00%
Total cash and equivalents	5,417,489	5,759,368	6,084,646	5.65%	12.31%	7.55%
Debt securities	8,785,254	9,664,733	10,165,627	5.18%	15.71%	12.61%
Trading	3,235,613	4,288,308	4,780,614	11.48%	47.75%	5.93%
Available for Sale	2,315,513	1,822,591	1,756,172	-3.64%	-24.16%	2.18%
Held to Maturity	3,234,128	3,553,834	3,628,841	2.11%	12.20%	4.50%
Equity securities	451,628	631,411	906,053	43.50%	100.62%	1.12%
Trading	207,177	282,865	296,487	4.82%	43.11%	0.37%
Available for Sale	244,451	348,546	609,566	74.89%	149.36%	0.76%
Market value allowance	-84,673	-64,901	-59,194	-8.79%	-30.09%	-0.07%
Net investment securities	9,152,209	10,231,243	11,012,486	7.64%	20.33%	13.66%
Commercial loans	28,353,190	33,166,893	35,744,366	7.77%	26.07%	44.34%
Consumer loans	7,589,110	9,356,075	10,042,690	7.34%	32.33%	12.46%
Microcredit	251,007	267,064	313,539	17.40%	24.91%	0.39%
Mortgage loans	3,672,243	4,143,587	4,542,143	9.62%	23.69%	5.63%
Finance lease	5,502,055	6,315,210	6,756,251	6.98%	22.80%	8.38%
Allowance for loan losses	-2,475,981	-2,539,101	-2,653,723	4.51%	7.18%	-3.29%
Net total loans and financial leases	42,891,624	50,709,728	54,745,266	7.96%	27.64%	67.90%
Accrued interest receivable on loans	382,908	405,441	464,760	14.63%	21.38%	0.58%
Allowance for accrued interest losses	-43,246	-40,925	-40,427	-1.22%	-6.52%	-0.05%
Net total interest accrued	339,662	364,516	424,333	16.41%	24.93%	0.53%
Customers' acceptances and derivatives	914,322	1,046,411	930,191	-11.11%	1.74%	1.15%
Net accounts receivable	667,351	761,779	840,161	10.29%	25.89%	1.04%
Net premises and equipment	1,068,890	1,444,712	1,595,994	10.47%	49.31%	1.98%
Foreclosed assets, net	71,334	56,450	53,461	-5.29%	-25.06%	0.07%
Prepaid expenses and deferred charges	271,879	784,297	759,692	-3.14%	179.42%	0.94%
Goodwill	719,442	672,169	718,637	6.91%	-0.11%	0.89%
Operating leases, net	970,838	1,119,393	1,193,919	6.66%	22.98%	1.48%
Other	1,365,721	1,443,053	1,482,911	2.76%	8.58%	1.84%
Reappraisal of assets	819,008	763,793	780,512	2.19%	-4.70%	0.97%
Total assets	64,669,769	75,156,912	80,622,209	7.27%	24.67%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,873,306	6,972,139	7,290,767	4.57%	24.13%	9.04%	10.10%
Checking accounts	5,446,265	6,473,689	6,716,948	3.76%	23.33%	8.33%	9.31%
Other	427,041	498,450	573,819	15.12%	34.37%	0.71%	0.80%
Interest bearing	36,415,179	39,265,606	41,181,311	4.88%	13.09%	51.08%	57.07%
Checking accounts	2,713,541	2,769,260	3,102,994	12.05%	14.35%	3.85%	4.30%
Time deposits	16,880,463	17,012,101	17,787,650	4.56%	5.37%	22.06%	24.65%
Savings deposits	16,821,175	19,484,245	20,290,667	4.14%	20.63%	25.17%	28.12%
Total deposits	42,288,485	46,237,745	48,472,078	4.83%	14.62%	60.12%	67.18%
Overnight funds	1,530,865	2,444,591	3,089,294	26.37%	101.80%	3.83%	4.28%
Bank acceptances outstanding	772,779	840,863	707,342	-15.88%	-8.47%	0.88%	0.98%
Interbank borrowings	938,735	2,843,177	3,465,631	21.89%	269.18%	4.30%	4.80%
Borrowings from domestic development banks	2,532,858	2,716,078	2,988,391	10.03%	17.98%	3.71%	4.14%
Accounts payable	1,661,115	1,920,536	1,740,716	-9.36%	4.79%	2.16%	2.41%
Accrued interest payable	315,505	319,721	363,090	13.56%	15.08%	0.45%	0.50%
Other liabilities	728,622	570,210	573,814	0.63%	-21.25%	0.71%	0.80%
Bonds	5,390,862	8,387,065	9,666,416	15.25%	79.31%	11.99%	13.40%
Accrued expenses	891,276	807,135	1,024,702	26.96%	14.97%	1.27%	1.42%
Minority interest in consolidated subsidiaries	69,558	62,190	64,743	4.11%	-6.92%	0.08%	0.09%
Total liabilities	57,120,660	67,149,311	72,156,217	7.46%	26.32%	89.50%	100.00%
SHAREHOLDERS' EQUITY						0.00%
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%	0.49%
Retained earnings	6,008,980	6,613,749	7,117,518	7.62%	18.45%	8.83%
Appropiated	5,001,613	5,878,139	5,957,466	1.35%	19.11%	7.39%
Unappropiated	1,007,367	735,610	1,160,052	57.70%	15.16%	1.44%
Reappraisal and others	1,103,111	989,760	952,303	-3.78%	-13.67%	1.18%
Gross unrealized gain or loss on debt securities	43,104	10,178	2,257	-77.82%	-94.76%	0.00%
Total shareholder's equity	7,549,109	8,007,601	8,465,992	5.72%	12.15%	10.50%

3Q11
INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-10	Sep-11	Sep-11/Sep-10	3Q10	2Q11	3Q11	3Q11/2Q11	3Q11/3Q10
Interest income and expenses
Interest on loans	2,900,639	3,320,969	14.49%	959,837	1,100,638	1,200,725	9.09%	25.10%
Interest on investment securities	345,633	505,281	46.19%	153,394	191,992	180,678	-5.89%	17.79%
Overnight funds	35,304	12,245	-65.32%	6,502	4,226	3,117	-26.24%	-52.06%
Leasing	426,063	459,950	7.95%	139,205	151,264	164,200	8.55%	17.96%
Total interest income	3,707,639	4,298,445	15.93%	1,258,938	1,448,120	1,548,720	6.95%	23.02%
Interest expense	-	-		-	-	-
Checking accounts	27,529	28,678	4.17%	9,666	9,045	10,955	21.12%	13.34%
Time deposits	533,826	491,184	-7.99%	169,950	163,180	181,702	11.35%	6.91%
Savings deposits	236,146	331,265	40.28%	77,051	110,477	130,515	18.14%	69.39%
Total interest on deposits	797,501	851,127	6.72%	256,667	282,702	323,172	14.32%	25.91%
Interbank borrowings	13,614	23,940	75.85%	4,255	8,607	8,396	-2.45%	97.32%
Borrowings from domestic development banks	107,442	114,220	6.31%	32,575	36,685	44,971	22.59%	38.05%
Overnight funds	26,750	57,578	115.24%	8,219	21,010	18,460	-12.14%	124.60%
Bonds	234,053	368,289	57.35%	85,408	115,467	147,970	28.15%	73.25%
Total interest expense	1,179,360	1,415,154	19.99%	387,124	464,471	542,969	16.90%	40.26%
Net interest income	2,528,279	2,883,291	14.04%	871,814	983,649	1,005,751	2.25%	15.36%
Provision for loan and accrued interest losses, net	(608,874)	(486,588)	-20.08%	(187,855)	(176,744)	(173,103)	-2.06%	-7.85%
Recovery of charged-off loans	179,508	186,555	3.93%	61,273	61,040	69,942	14.58%	14.15%
Provision for foreclosed assets and other assets	(55,178)	(77,527)	40.50%	(15,562)	(25,428)	(34,451)	35.48%	121.38%
Recovery of provisions for foreclosed assets and other assets	17,621	107,263	508.72%	4,366	37,192	50,947	36.98%	1066.90%
Total net provisions	(466,923)	(270,297)	-42.11%	(137,778)	(103,940)	(86,665)	-16.62%	-37.10%
Net interest income after provision for loans	-	-		-	-	-
and accrued interest losses	2,061,356	2,612,994	26.76%	734,036	879,709	919,086	4.48%	25.21%
Commissions from banking services and other services	222,135	280,983	26.49%	73,116	96,285	98,224	2.01%	34.34%
Electronic services and ATM fees	41,020	48,578	18.43%	13,830	17,553	17,945	2.23%	29.75%
Branch network services	85,963	91,479	6.42%	29,825	30,657	31,930	4.15%	7.06%
Payment fees	164,231	164,737	0.31%	56,271	55,601	55,937	0.60%	-0.59%
Credit card merchant fees	11,303	12,701	12.37%	3,410	5,870	4,064	-30.77%	19.18%
Credit and debit card annual fees	424,639	448,098	5.52%	143,803	149,332	150,999	1.12%	5.00%
Checking fees	51,803	55,839	7.79%	17,504	18,452	19,418	5.24%	10.93%
Fiduciary activities	125,033	142,057	13.62%	41,610	48,429	47,449	-2.02%	14.03%
Pension plan administration	66,024	-	-100.00%	19,922	-	-	0.00%	-100.00%
Brokerage fees	25,043	31,839	27.14%	9,182	9,462	11,476	21.29%	24.98%
Check remittance	12,919	14,195	9.88%	3,860	4,631	5,120	10.56%	32.64%
International operations	42,984	51,105	18.89%	15,890	17,939	16,437	-8.37%	3.44%
Fees and other service income	1,273,097	1,341,611	5.38%	428,223	454,211	458,999	1.05%	7.19%
Fees and other service expenses	(112,214)	(140,021)	24.78%	(37,365)	(46,913)	(49,808)	6.17%	33.30%
Total fees and income from services, net	1,160,883	1,201,590	3.51%	390,858	407,298	409,191	0.46%	4.69%
Other operating income	-	-		-	-	-
Net foreign exchange gains	21,057	50,079	137.83%	(1,912)	(12,200)	41,171	437.47%	2253.29%
Derivatives Financial Contracts	36,311	25,024	-31.08%	14,139	31,081	(5,943)	-119.12%	-142.03%
Gains(loss) on sales of investments on equity securities	43,221	(17,883)	-141.38%	9,634	(848)	(16,595)	1856.96%	-272.25%
Securitization income	44,214	33,356	-24.56%	18,698	11,790	12,715	7.85%	-32.00%
Dividend income	32,499	26,792	-17.56%	4,935	15,352	3,393	-77.90%	-31.25%
Revenues from commercial subsidiaries	64,465	74,024	14.83%	20,970	23,354	25,670	9.92%	22.41%
Insurance income	4,596	-	-100.00%	15	-	-	0.00%	-100.00%
Communication, postage, rent and others	128,349	158,288	23.33%	44,035	52,792	56,481	6.99%	28.26%
Total other operating income	374,712	349,680	-6.68%	110,514	121,321	116,892	-3.65%	5.77%
Total income	3,596,951	4,164,264	15.77%	1,235,408	1,408,328	1,445,169	2.62%	16.98%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	836,195	931,727	11.42%	282,878	312,905	313,392	0.16%	10.79%
Bonus plan payments	86,215	96,868	12.36%	24,289	33,533	32,077	-4.34%	32.06%
Compensation	23,616	24,565	4.02%	6,229	5,529	10,148	83.54%	62.92%
Administrative and other expenses	1,069,365	1,359,475	27.13%	367,891	450,047	484,122	7.57%	31.59%
Deposit insurance net	62,366	66,065	5.93%	21,221	22,342	22,733	1.75%	7.13%
Donation expenses	5,068	14,988	195.74%	3,565	12,197	1,379	-88.69%	-61.32%
Depreciation	146,086	157,727	7.97%	49,301	52,187	55,575	6.49%	12.73%
Total operating expenses	2,228,911	2,651,415	18.96%	755,374	888,740	919,426	3.45%	21.72%
Net operating income	1,368,040	1,512,849	10.59%	480,034	519,588	525,743	1.18%	9.52%
Goodwill amortization (1)	43,006	36,213	-15.80%	12,823	11,747	11,709	-0.32%	-8.69%
Non-operating income (expense)	-	-	0.00%	-	-	-	0.00%	0.00%
Other income	162,267	121,837	-24.92%	62,788	49,082	32,937	-32.89%	-47.54%
Minority interest	(11,101)	(8,219)	-25.96%	(6,159)	(2,026)	(3,083)	52.17%	-49.94%
Other expense	(85,101)	(93,039)	9.33%	(24,043)	(37,662)	(33,120)	-12.06%	37.75%
Total non-operating income	66,065	20,579	-68.85%	32,586	9,394	(3,266)	-134.77%	-110.02%
Income before income taxes	1,391,099	1,497,215	7.63%	499,797	517,235	510,768	-1.25%	2.20%
Income tax expense	(383,732)	(337,163)	-12.14%	(124,664)	(131,708)	(86,326)	-34.46%	-30.75%
Net income	1,007,367	1,160,052	15.16%	375,133	385,527	424,442	10.09%	13.14%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 3, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance